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+--------+                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
| FORM 4 |                             Washington, D.C. 20549
+--------+

                           Filed pursuant to Section 16(a) of the Securities
                              Exchange Act of 1934, Section 17(a) of the
                             Public Utility Company Act of 1935 or
                           Section 30(f) of the Investment Company Act of 1940

(Print or Type Response)
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1.  Name and Address of Reporting Person*

       Holmes,                 Dr. Gregory                   B.
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       (Last)                    (First)                  (Middle)

    11190 Biscayne Boulevard
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                                (Street)

        Miami,                   Florida                    33181
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       (City)                   (State)                     (Zip)

2. Issue Name and Ticker or Trading Symbol
   SFBC International, Inc. (SFCC)
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3. IRS or Social Security Number of Reporting Person
   (Voluntary)
               ----------------
4. Statement for Month/Year     7/2002
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5. If Amendment, Date of Original (Month/Year)      N/A
                                                --------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ___ Director   __X__ Officer             ___ 10% Owner   ____ Other
                        (give title below)                       (specify below)

                                                       Executive Vice President
                                                       -------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)
   _X__ Form filed by One Reporting Person
   ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title       2. Trans-   3. Trans-        4. Securities Acquired (A)     5. Amount of           6. Owner-        7. Nature
   of             action      action           or Disposed of (D)             Securities             ship             of In-
   Security       Date        Code             (Instr. 3, 4 and 5)            Beneficially           Form:            direct
   (Instr. 3)     (Month/     (Instr. 8)                                      Owned at               Direct           Bene-
                  Day/    -----------------------------------------------     End of                 (D) or           ficial
                  Year)                                                       Month                  Indirect         Owner-
                           Code        V    Amount     (A) or      Price      (Instr. 3 and 4)       (I)              ship
                                                       (D)                                           (Instr. 4)       (Instr. 4)
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

Common Stock      7/19/01  P               600         A          $8.33    118,000                 D               Jointly with wife
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                  7/19/01  P               500         A          $8.10                                            Jointly with wife
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                  7/19/01  P               900         A          $8.08                                            Jointly with wife
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
        * If the form is filed by more than one reporting person, see Instruction 4(b)(v)

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FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative      2. Conver-       3. Trans-      4. Transaction    5. Number of
   Security                    sion or          action         Code              Derivative Securities
   (Inst. 3)                   Exercise         Date           (Instr. 8)        Acquired (A) or
                               Price of                                          Disposed of (D)
                               Deri-            (Month/                          (Instr. 3, 4, and 5)
                               vative           Day/
                               Security         Year)
                                                            ------------------------------------------
                                                            Code        V             (A)         (D)
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
Employee Stock Option/(1)/  $17.07           2/8/02          A                       75,000
(Right to Buy)
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Employee Stock Option/(2)/
(Right to Buy)
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
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                         6. Date            7. Title and Amount      8. Price    9. Number     10. Owner-      11. Nature
                            Exercisable        of Underlying            of          of             ship            of
                            and Expiration     Securities               Deriv-      Deriv-         Form of         Indirect
                            Date               (Instr. 3 and 4)         ative       ative          Deriv-          Benefi-
                            (Month/Day/                                 Secur-      Secur-         ative           cial
                            Year)                                       ity         ities          Security;       Owner-
                                                                        (Instr.     Bene-          Direct          ship
                                                                        5)          ficially       (D) or          (Instr.
                                                                                    Owned          Indirect        4)
                                                                                    at End         (I)
                                                                                    of             (Instr. 4)
                         --------------------------------------------               Month
                         Date     Expira-                  Amount or               (Instr. 4)
                         Exer-    tion                     Number of
                         cisable  Date         Title        Shares
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
                         Now       2/8/12      Common       75,000      $17.07     75,000          D
                                               Stock
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                         6/29/01  3/26/11      Common       25,000      $25.80     25,000          D
                                               Stock
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

Explanation of Responses: /(1)/ The 75,000 options were granted by the compensation committee on February 8, 2002 and would only vest if SFBC International, Inc. acquired Anapharm, Inc. The options vested on the acquisition date of March 18, 2002.

/(2)/ The 25,000 options were granted by the compensation committee on March 26, 2001 when the stock price was $7.15 per share. The options vest in six equal installments on each June 30 and December 31, subject to continued employment, beginning June 30, 2001.

    /s/       Gregory B. Holmes, Pharm.D.                 7/23/02
    -----------------------------------------------       -------
    **Signature of Reporting Person                        Date

--

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.